SECU[illegible] 06008081 [illegible]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPCM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY 18TH FLOOR
(No. and Street)

New York NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT R. LEWIS (212) 380-2280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE STEPHENS HAYS LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue; 10th Floor New York NY 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT R. LEWIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FPCM SECURITIES, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JANET ROBLES
NOTARY PUBLIC, STATE OF NEW YORK
No. 01RO6137590
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES DEC. 5, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FPCM Securities, LLC
(formerly known as America First Programs, L.L.C.)
(a wholly-owned subsidiary of FPCM Holdings, LLC)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

FPCM Securities, LLC
(formerly known as America First Programs, L.L.C.)
(a wholly-owned subsidiary of FPCM Holdings, LLC)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

CONTENTS

MOORE STEPHENS HAYS LLP
CERTIFIED PUBLIC ACCOUNTS

477 Madison Avenue
New York, NY 10022-5892
United States of America

Tel: +212/572-5500
Fax: +212/572-5557
www.haysco.com

To the Member of
FPCM Securities, LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of FPCM Securities, LLC as of December 31, 2005 and the related statements of operations, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FPCM Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Hays LLP

February 22, 2006
New York, NY

FPCM Securities, LLC
(formerly known as America First Programs, L.L.C.)
(a wholly-owned subsidiary of FPCM Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS		
Cash and cash equivalents	$	29,821
Other assets		985
	$	30,806
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	6,075
Commitments and contingencies (Notes 3, 4 and 5)		
Member's capital		24,731
	$	30,806

The accompanying notes are an integral part of these financial statements.

FPCM Securities, LLC
(formerly known as America First Programs, L.L.C.)
(a wholly-owned subsidiary of FPCM Holdings, LLC)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

Revenue		
Expense reimbursements from parent company	$	7,965
Commissions		594
Gain on trading securities		4,317
Dividend income		12
		12,888
Expenses		
General and administrative expenses		15,525
		15,525
Net loss	$	(2,637)

The accompanying notes are an integral
part of these financial statements.

FPCM Securities, LLC
(formerly known as America First Programs, L.L.C.)
(a wholly-owned subsidiary of FPCM Holdings, LLC)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$	44,382
Capital contributions		21,330
Capital distributions		(38,344)
Net loss		(2,637)
Balance, December 31, 2005	$	24,731

The accompanying notes are an integral
part of these financial statements.

FPCM Securities, LLC
(formerly known as America First Programs, L.L.C.)
(a wholly-owned subsidiary of FPCM Holdings, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities		
Net loss	$	(2,637)
Adjustment to reconcile net loss to net cash used in operating activities		
Gain on trading securities		(4,317)
Changes in operating assets and liabilities		
Other assets		(985)
Accounts payable and accrued expenses		6,075
Net cash used in operating activities		(1,864)
Cash flows from financing activities		
Member capital contributions received		21,330
Member capital distributions paid		(31,000)
Net cash used in financing activities		(9,670)
Net decrease in cash and cash equivalents		(11,534)
Cash and cash equivalents at beginning of year		41,355
Cash and cash equivalents at end of year	$	29,821

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

As discussed in Note 2, during 2005 the Company distributed its trading securities to its former owner. The trading securities had a fair value of $7,344 on the date of distribution.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

1 Organization

FPCM Securities, LLC (formerly America First Programs, L.L.C.) (the "Company"), a wholly owned subsidiary of FPCM Holdings, LLC, was formed on February 14 1995, under the Delaware Limited Liability Act. The Company was sold by its former owners, America First Companies, LLC to FPCM Holdings, LLC on September 30, 2005. FPCM Holdings, LLC is owned 50/50 between Mr. Robert Lewis and Mr. Mark Lieberman. The Company will continue to act as a broker/dealer engaging in the business of offering and selling securities and providing related financial services. In addition, the Company carries no customer funds or securities and is exempt from Rule 15c3-3 of the Securities and Exchange Commission. The principal office of the Company is located at 140 Broadway, 18th Floor, New York, NY 10005. No member is obligated personally for any debt, obligation, or liability of the Company solely by reason of being a member or acting as a manager.

2 Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates

Securities transactions

Proprietary security transactions are recorded on a trade-date basis. Customer security transactions are recorded on a settlement-date basis, and the related commission income and expenses are recorded on a trade-date basis.

Marketable securities owned are valued at market value as determined by reference to published sources.

During 2005, the Company distributed its trading securities to America First Companies, L.L.C. The trading securities had a fair value of $7,344 on the date of distribution.

Income taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, the accompanying financial statements contain no provision for federal or state income taxes since these taxes are the personal responsibility of the member.

The Company is subject to unincorporated business taxes in the City of New York. No provision or liability is required for the year ended December 31, 2005.

2 Summary of significant accounting (continued)

The income tax returns of the Company are subject to examination by federal and state taxing authorities. Such examinations could result in adjustments to net income, which changes could affect the income tax liability of the individual member.

Cash and cash equivalents

For the purpose of the statement of cash flows the Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The Company has deposits with commercial financial institutions, which, at times, may exceed the FDIC insured limits. Management periodically evaluates the credit worthiness of these institutions and has not experienced any losses on such deposits.

3 Related party transactions

Prior to the sale of the Company on September 30, 2005 to FPCM Holdings, LLC, the Company had an agreement with American First Companies, LLC which provided for the reimbursement of all general and administrative expenses incurred by the Company. Such expense reimbursements are reflected as revenue in the accompanying statement of operations.

In January 2006, the Company has entered into a four year agreement with First Principles Capital Management, LLC, an affiliate of FPCM Holdings, LLC, to provide leased space and administrative services to the Company. The Agreement requires the Company to pay monthly fees ranging from $2,250 to $3,000 per month.

As a result of these transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

4 Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1). This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10:1. At December 31, 2005, the Company had net capital of $23,746, which was $18,746 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.26:1.

5 Subsequent events

In January 2006, the Company entered into a Broker/Dealer Sales and Supervision Agreement with Hartford Equity Sales Company, Inc. and Hartford Life Insurance Company (collectively, "Hartford") whereby the Company is appointed as agent for Hartford in the solicitation and procurement of private placement variable life insurance and annuity contracts as well as registered products.

5 **Subsequent events** (continued)

The Company also entered into a Financial Operational Procedures and Agreement with Capital Markets Compliance, LLC in January 2006 to outsource its Financial and Operational Principal and Chief Financial Officer ("CFO) responsibilities.

FPCM Securities, LLC
(formerly known as America First Programs, L.L.C.)
(a wholly-owned subsidiary of FPCM Holdings, LLC)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

NET CAPITAL		
Total member's capital	$	24,731
Less nonallowable assets		
Other assets		985
Net capital	$	23,746
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	405
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above amounts)	$	5,000
Excess net capital	$	18,746
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	23,139
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness from statement of financial condition	$	6,075
Ratio of aggregate indebtedness to net capital		.26:1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:

There were no material differences between the calculations of net capital reported and the net capital as reported in the Company's Part IIA of the Focus report form X-17A-5

The Company claims exemption to the provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the Rule.

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS HAYS LLP
CERTIFIED PUBLIC ACCOUNTS

477 Madison Avenue
New York, NY 10022-5892
United States of America

Tel: +212/572-5500
Fax: +212/572-5557
www.haysco.com

To the Member of
FPCM Securities, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of FPCM Securities, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be considered material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management and the Board of Directors.

This report is intended solely for the use of Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Hays LLP

February 22, 2006
New York, NY